Exhibit (a)(5)

FOR IMMEDIATE RELEASE

EXPIRATION OF THE TENDER OFFER FOR SECURITIES OF MAXCOM

Mexico City, Mexico, April 25, 2013 — Ventura Capital Privado S.A. de C.V. (“Ventura”), on behalf of Trust Number 1387 (the “Trust” and, collectively with Ventura, Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the “Purchaser”), today announced that the Purchaser’s tender offer to purchase (i) all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”), (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares (“ADSs,” and collectively with the Shares and CPOs, the “Securities”) of Maxcom, in each case held by persons who are not Mexican residents (the “tender offer” or “U.S. Offer”), has expired at 12:00 midnight, New York City time, on April 24, 2013. In Mexico (the “Mexican Offer,” and collectively with the U.S. Offer, the “Equity Tender Offer”), the Purchaser’s simultaneous tender offer to purchase all of the outstanding Shares and CPOs of Maxcom has also expired on April 24, 2013. The Mexican Offer was made on substantially the same terms and at the same prices as the U.S. Offer. The Equity Tender Offer will not be extended.

The U.S. Receiving Agent and the Mexican Receiving Agent for the Equity Tender Offer have advised the Purchaser in connection with the Equity Tender Offer that 354,540,391 Shares (including tendered ADSs), or 44.8713% of the total outstanding Shares, had been validly tendered and not withdrawn in the Equity Tender Offer (“Tendered Securities”). In the U.S. Offer, 39,318 ADSs had been validly tendered and not withdrawn.

The Purchaser announced that since the Offer Conditions for the acceptance for payment of the Tendered Securities, including the consummation of Maxcom’s debt exchange offer for all of its outstanding 11% Senior Notes due 2014 for Maxcom’s Step-Up Senior Notes due 2020, were not satisfied or waived, the Equity Tender Offer will not be consummated.

The Tendered Securities will be returned promptly to the tendering security holders in accordance with Section 14e-1(c) under the Securities Exchange Act of 1934.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell any Securities. This communication is for informational purpose only. The Purchaser has filed a tender offer statement on Schedule TO-T, as amended, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (“SEC”). The offer to purchase the Securities was made pursuant to the offer to purchase, the letter of transmittal and related documents filed with the SEC.  Security holders of Maxcom may obtain a free copy of these documents and other documents filed by the Trust and Maxcom with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders may obtain a free copy of these documents from the Purchaser by contacting Georgeson Inc., the Information Agent for the tender offer, at (866) 729-6818 or by contacting Maxcom’s Investor Relations department at (52 55) 4770-1170.